MEMORANDUM OF RESPONSES
                        FIRST CAPITAL INTERNATIONAL, INC.
                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14-A
                              FILED ON JUNE 5, 2006
                                FILE NO. 0-26271

     At your request, the following responses are submitted to your comment letter dated June 14, 2006, in connection with the Preliminary Proxy Statement of First Capital International, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on June 5, 2006 (the "Proxy Statement"). The following responses numerically correspond to the comments of the Commission in its letter of June 14, 2006.

1. In response to the Staff's comment, we have expanded our disclosure under the heading "Information About the Board of Directors" on page 4 to provide information required by Item 306(b) of Regulation S-B.

2. In response to the Staff's comment, we have expanded our disclosure in Proposal 3 on page 15 under the heading "Reasons for the Reverse Stock Split" to clarify that we presently have no plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares for any purpose. Additionally, we have expanded our disclosure to clarify our reasons for proposing the reverse stock split. We have addressed the Staff's comment regarding the potential issuance of the additional authorized shares of common stock under Proposal 4 on page 19 of the Proxy Statement.

3. In response to the Staff's comment, we have expanded our disclosure in Proposal 3 to include a chart on page 13 that shows the impact of the proposed reverse stock split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance. We have also expanded our disclosure on page 13 to disclose the market price of our common stock as of a recent date.

4. In response to the Staff's comment, we have expanded our disclosure in Proposal 3 on page 17 to discuss the potential anti-takeover effects of the increase in available capital. Please be advised that our governing documents do not have any provisions related to anti-takeover consequences. We have also expanded our disclosure to advise stockholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

5. In response to the Staff's comment, we have eliminated all references to fractional shares as there will be no fractional shares issued.

6. In response to the Staff's comment, we have expanded our disclosure in Proposal 4 on page 20 to include a chart that shows the impact of the proposed reverse stock split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance. The chart discloses information on the effect on our capital structure upon the approval and disapproval of our reverse stock split proposal.

7. In response to the Staff's comment, we have expanded our disclosure in Proposal 4 on page 19 to elaborate on our reasons for increasing our authorized capital in the event our reverse stock split is approved.